HOLODIA
FITNESS REINVENTED

Hey <<First Name>>,

Are you interested in investing in HOLOFIT? Join the free HOLOFIT webinar on August 12 at 8 AM EST! Save the date!

Since we launched our crowdfunding campaign, we've received many questions about the VR fitness market, its future, and where HOLOFIT fits into the equation.

We're organizing a live webinar where we'll answer all of your questions!


Live Webinar
With massive investments from the tech giants, VR is primed for huge growth and mass adoption
Register today!

Bojana Lauritzen, Holodia COO will be the lead speaker and she'll first take you through her presentation on VR fitness and its growth potential. You'll then have the chance to ask any questions on your mind.

The webinar is completely free. The number of spots is limited so you just have to register your attendance:

Register today

And if you're ready to invest today, head to our pitch page.

If you are investing from the US, simply head to our pitch page and follow the steps.

If you're investing from outside the US, check out this brief international investor guide, and then head to our pitch page.

If you are planning to invest over $25k, please contact us directly at bojana@holodia.com to receive a special invitation link.

Invest today

As always, should you have any questions, feel free to email me.

Best,

Bojana from Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

View this email in your browser

HOLODIA
FITNESS.REINVENTED

Hey <<First Name>>,

We're very proud and we'd love to thank you all for helping us reach our crowdfunding maximum in less than a month. We can't stop here though.

Because many of our members and supporters are still making investment reservations, **we decided to increase the maximum amount and enable additional investments.**


Crowdfunding
Maximum
Reached

For all of you that have already made your investment reservations, nothing changes. You will receive an email from WeFunder shortly asking you to confirm your reservations.

For anyone wanting to make a reservation, simply go to our campaign page and follow the steps.

And if you want to spread the word about it, here are some suggestions:

1. Share our pitch page on your social media like Facebook, Twitter, Linkedin, or Instagram, and ask your friends to check it out
2. Share our pitch page to your favorite Facebook groups
3. Share our pitch page with your friends over text or email

To make it even easier, feel free to copy/paste this prompt directly:

I've just invested in the #HOLOFIT VR fitness app! It's got great potential so make sure you check it out before the round closes 🎉

https://wefunder.com/holodia

Our Webinar is coming up

And did you already register for our webinar where Bojana, Holodia COO will talk about the great potential VR fitness has to offer? It's on August 12, 2022, at 9 am EST so save the date.

It's completely free: you just have to register your attendance.

Register for free


Live Webinar
With massive investments from the tech giants, VR is primed for huge growth and mass adoption
Register today!

Finally, we'd once again love to thank you for your support! It means a lot to us and we can't wait to share more amazing updates with you.

If you have any questions, don't hesitate to email me.

Best,
Bojana from Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

View this email in your browser

HOLODIA
FITNESS.REINVENTED.

Hello HOLOFIT Friends and Family,

Did you know that we're crowdfunding?

This has been brewing for a long time.....ever since we launched on the Oculus platform our members have been asking us: **can we invest in your company?** Sometimes it was because they saw the opportunity to get in on the exploding VR fitness market and earn good money, other times it was out of pure love for the product we made: HOLOFIT.

We decided to wait. Not because we didn't want to share, but because we wanted to make sure that we first prove our product value, confirm our future growth and offer the best conditions to everyone.

Now, the time is right.

We grew more than 10x since last year, we are **backed by some of the leading global entertainment companies** (**NBC Universal and Comcast** are some of our investors), and we are preparing to expand our market in partnership with the owners of TikTok.


Our
Backers
NBCUniversal
COMCAST
Angel Investors From:

And the VR market is finally ready for mass adoption and amazing growth.

👉 Meta Oculus is preparing a fitness-ready headset, and they bought Supernatural VR, the other leading VR fitness app, last year for $400 million.

👉 Apple is preparing to launch their own VR headset and are predicting it will replace phone use by 2030.

👉 VR sales grew more than 250% in Q1 '22 alone!

This is why we decided to open this opportunity for our members to become owners of Holodia, the company behind HOLOFIT.

This opportunity is time-limited and value capped.

You will also see that we have **special investor perks** (Lifetime memberships, Your character in HOLOFIT, Get to create a new HOLOWORLD).


HOLODIA'S
HOLOFIT VR FITNESS
Turns a Workout into a Vacation
-Club Solutions Magazine
Featured In
Forbes | MEN'S JOURNAL | The Guardian | VR FITNESS INSIDER | RollingStone
The Washington Post | THE WALL STREET JOURNAL.

These conditions are on a first come first serve basis, and we might close the opportunity before the planned deadline.

If you are investing **from the US**, simply head to our pitch page and follow the steps.

If you're investing **from outside the US**, check out this brief international investor guide, and then head to our pitch page.

If you are planning to invest over $25k, please contact us directly at bojana@holodia.com to receive a special invitation link.

Invest today

Thank you for being a part of our community, and congratulations on becoming a Holodia owner!

Yours,
Bojana & Team Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

View this email in your browser

HOLODIA
FITNESS.REINVENTED.

Hey <<First Name>>,

Only 24h are left for you to invest in the Friends & Family phase, before the public launch.

When the investment campaign goes public, anyone on WeFunder will be able to invest. The investment conditions will change, but they will still give a substantial value.

If you want to learn more about why you should invest, head to our pitch page.


HOLODIA'S
HOLOFIT VR FITNESS
Turns a Workout into a Vacation
-Club Solutions Magazine
Featured In
Forbes | MENS JOURNAL | The Guardian | VR FITNESS INSIDER | RollingStone
The Washington Post | THE WALL STREET JOURNAL.

How to invest?

If investing from the US, simply head to our pitch page and follow the steps.

If you're investing from outside the US, read this brief international investor guide, and then head to our pitch page.

If you are planning to invest over $25k, please contact us directly at bojana@holodia.com to receive a special invitation link.

Invest today

Finally, we have received many questions about the WeFunder investor process, so we have prepared a Quick Investor Guide. Download it today and read up.

Of course, if any additional questions arise, feel free to email me.

Best,
Bojana from Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

HOLODIA
FITNESS REINVENTED

Hey <<First Name>>,

The Friends & Family phase of our crowdfunding campaign is almost over. Did you get a chance to invest on preferential terms?

The investment campaign is about to go public, meaning anyone on WeFunder will be able to invest. The conditions of investment will change slightly, but they will still give a substantial value.

So, what exactly is that value, and why HOLOFIT?

🔥 65K+ monthly active users and 350K+ downloads (30+ countries)

🤝 Published on Oculus Meta and Pico/ByteDance (TikTok) > 4B+ users

🆙 Backed by Comcast and NBCUniversal, Angel investors from Apple and Google

💪 Went through Techstars in 2021 (top 0.1% of startups worldwide!) and raised $2M to date!

📰 Featured In Rolling Stone, The Washington Post, Forbes, C/NET, VR Fitness Insider, Men's Journal, more

💰 80k monthly recurring revenue I 1,500% growth since launch in January 2021!!!

We talk about all this in detail on our pitch page! Be sure to check it out.


HOLODIA'S
HOLOFIT VR FITNESS
Turns a Workout into a Vacation
-Club Solutions Magazine
Featured In
Forbes | MEN'S JOURNAL | The Guardian | VR FITNESS INSIDER | RollingStone
The Washington Post | THE WALL STREET JOURNAL.

How to invest?

If you are investing from the US, simply head to our pitch page and follow the steps.

If you're investing from outside the US, check out this brief international investor guide, and then head to our pitch page.

If you are planning to invest over $25k, please contact us directly at bojana@holodia.com to receive a special invitation link.

Invest today

Finally, we have received many questions about the WeFunder investor process, so we have prepared a Quick Investor Guide. Download it today and read up.

Of course, should any additional questions come up, feel free to send me an email.

Best,
Bojana from Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subscribe | Past Issues | Translate | RSS

View this email in your browser

HOLODIA
FITNESS REINVENTED

Hey <<First Name>>,

Our Friends & Family phase is active for a while longer. Did you invest and take advantage of the benefits?

Since this crowdfunding round is value-capped, it may end before the countdown clock on the fundraising page is done. And we'd also love to thank the community for your support -

In the first 48 hours, we already got half of our goal amount!

You, too, can become a part of HOLOFIT!



HOLODIA'S
HOLOFIT VR FITNESS
Turns a Workout into a Vacation
-Club Solutions Magazine
Featured In
Forbes | MEN'S JOURNAL | The Guardian | VR FITNESS INSIDER | Rolling Stone
The Washington Post | THE WALL STREET JOURNAL

We grew more than 10x since last year, we are backed by some of the leading global entertainment companies (NBC Universal and Comcast are some of our investors), and we are preparing to expand our market in partnership with the owners of TikTok.

And the VR market is finally ready for mass adoption and amazing growth.

👉 Meta Oculus is preparing a fitness-ready headset, and they bought Supernatural VR, the other leading VR fitness app, last year for $400 million.

👉 Apple is preparing to launch their own VR headset and are predicting it will replace phone use by 2030.

👉 VR sales grew more than 250% in Q1 '22 alone!

If you are investing from the US, simply head to our pitch page and follow the steps.

If you're investing from outside the US, check out this brief international investor guide, and then head to our pitch page.

If you are planning to invest over $25k, please contact us directly at bojana@holodia.com to receive a special invitation link.

Invest today

Finally, we have received many questions about the WeFunder investor process, so we have prepared a Quick Investor Guide. Download it today and read up.

Of course, should any additional questions come up, feel free to send me an email.

Best,
Bojana from Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

View this email in your browser

HOLODIA
FITNESS. REINVENTED

Hello HOLOFIT Friends and Family, we have something important to share!

This has been brewing for a long time…..ever since we launched on the Oculus platform our members have been asking us: **can we invest in your company?** Sometimes it was because they saw the opportunity to get in on the exploding VR fitness market and earn good money, other times it was out of pure love for the product we made: HOLOFIT.

We decided to wait. Not because we didn't want to share, but because we wanted to make sure that we first prove our product value, confirm our future growth and offer the best conditions to everyone.

Now, the time is right.

We grew more than 10x since last year, we are **backed by some of the leading global entertainment companies** (**NBC Universal and Comcast** are some of our investors), and we are preparing to expand our market in partnership with the owners of TikTok.


Our
Backers
NBCUniversal
COMCAST
Angel Investors From:

And the VR market is finally ready for mass adoption and amazing growth.

👉 Meta Oculus is preparing a fitness-ready headset, and they bought Supernatural VR, the other leading VR fitness app, last year for $400 million.

👉 Apple is preparing to launch their own VR headset, and are predicting it will replace phone use by 2030.

👉 VR sales grew more than 250% in Q1 '22 alone!

This is why we decided to open this opportunity for our members to become owners of Holodia, the company behind HOLOFIT.

This opportunity is time-limited and value capped. You will have the next few weeks to invest under **"Friends & Family" preferential conditions.**

You will also see that we have **special investor perks** (Lifetime memberships, Your character in HOLOFIT, Get to create a new HOLOWORLD).


HOLODIA'S
HOLOFIT VR FITNESS
Turns a Workout into a Vacation
-Club Solutions Magazine
Featured In
Forbes | MEN'S JOURNAL | The Guardian | VR FITNESS INSIDER | RollingStone
The Washington Post | THE WALL STREET JOURNAL

These conditions are on a first come first serve basis, and we might close the opportunity before the planned deadline.

If you are investing **from the US**, simply head to our pitch page and follow the steps.

If you're investing **from outside the US**, check out this brief international investor guide, and then head to our pitch page.

If you are planning to invest over $25k, please contact us directly at bojana@holodia.com to receive a special invitation link.

Invest today

Thank you for being a part of our community, and congratulations on becoming a Holodia owner!

Yours,
Bojana & Team Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

14:43

HOLOFIT VR Fitness...

Invest now: https://wefunder.com/holodia

Thank you for being a part of our community, and congratulations on becoming a Holodia owner!

Team Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


HOLODIA'S
HOLOFIT VR FITNESS
Turns a Workout into a Vacation
-Club Solutions Magazine
Featured In
Forbes | MEN'S JOURNAL | The Guardian | VR FITNESS INSIDER | RollingStone
The Washington Post | THE WALL STREET JOURNAL

View Insights 1.3k post reach

29 17 comments 3 shares

Like Comment Share

Home Watch Page Feeds Notifications Menu

This is why we decided to open this opportunity for our members to become owners of Holodia, the company behind HOLOFIT.

This opportunity is time-limited and value capped. You will have the next few weeks to invest under “**Friends & Family” preferential conditions**.

You will also see that we have special investor perks (Lifetime memberships, Your character in HOLOFIT, Get to create a new HOLOWORLD).

These conditions are on a first come first serve basis, and we might close the opportunity before the planned deadline.

If you are investing **from the US**, simply head to **our pitch page** (https://wefunder.com/holodia) and follow the steps.

If you're investing from **outside the US**, check out this brief international investor guide, and then head to our pitch page (https://wefunder.com/holodia).

If you are planning to invest over $25k, please contact us directly at bojana@holodia.com to receive a special invitation link.

Invest now: https://wefunder.com/holodia

Thank you for being a part of our community, and congratulations on becoming a Holodia owner!

Team Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted.

Holodia

Posted by Pavle Lazarević

Admin 26 Jun ·

Hello HOLOFIT Friends and Family, we have something important to share!

This has been brewing for a long time.....ever since we launched on the Oculus platform our members have been asking us: **can we invest in your company?** Sometimes it was because they saw the opportunity to get in on the exploding VR fitness market and earn good money, other times it was out of pure love for the product we made: HOLOFIT.

We decided to wait. Not because we didn't want to share, but because we wanted to make sure that we first prove our product value, confirm our future growth and offer the best conditions to everyone.

Now, the time is right.

We **grew more than 10x since last year**, we are backed by some of the leading global entertainment companies (**NBC Universal and Comcast** are some of our investors), and we are preparing to expand our market in partnership with the owners of TikTok.

And the VR market is finally ready for mass adoption and amazing growth.

👉 Meta Oculus is preparing a fitness-ready headset, and they bought Supernatural VR, the other leading VR fitness app, last year for $400 million.

👉 Apple is preparing to launch its own VR headset, and are predicting it will replace phone use by 2030.

👉 VR sales grew more than 250% in Q1 '22 alone!

This is why we decided to open this opportunity for our

14:37

Anja Radić · 1st
Social Media and Content Specialist at Holodia, PhD student
3w ·

Holodia is #crowdfunding! 📢

Know anyone passionate about #vrtechnology and/or interested in reinvented #fitness? Then look no further - #HOLOFIT is a #VRFitness app guaranteed to make your workouts fun and immersive. 🚀 🥇

https://lnkd.in/ddMYBjRw

Holodia
1,325 followers
3w ·

The HOLOFIT #crowdfunding campaign is officially launched and you can become a part of #HOLOFIT for as little as $100! Invest today, here's why:

🔥 65K+ monthly active users and 350K+ downloads (30+ countries)
🤝 Published on Oculus Meta and Pico/ByteDance (TikTok) > 4B+ users
🎛 Backed by Comcast and NBCUniversal, Angel investors from Apple and Google
💪 Went through Techstars in 2021 (top 0.1% of startups worldwide!) and raised $2M to date!
📰 Featured In Rolling Stone, The Washington Post, Forbes, C/NET, VR Fitness Insider, Men's Journal, more
💰 80k monthly recurring revenue | 1,500% growth since launch in January 2021!!!

We talk about this in detail on our pitch page, check it out: https://bit.ly/3RKzk5h Join us today!

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No

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